REPORT ON VOTING RESULTS
Annual and Special Meeting of Shareholders
April 30, 2004

National Instrument 51-102 — Section 11.3 (Canada)	Form 6-K (U.S.A.)

The Annual and Special Meeting of Shareholders of Brascan Corporation (the “Corporation”) was held on April 30, 2004 in Toronto, Canada. At this meeting, there were shareholders represented in person or by proxy holding 107,154,149 Class A Limited Voting Shares (“Class A Shares”), representing 62.18% of the issued and outstanding Class A Shares, and holding 85,120 Class B Limited Voting Shares (“Class B Shares”), representing 100% of the issued and outstanding Class B Shares. The following is a summary of the votes cast by the Class A and Class B shareholders represented at this meeting.

Special Resolution to Decrease the Number of Directors

The Special Resolution to amend the Articles of the Corporation to decrease the number of directors from 18 to 16 was approved by a majority of both the Class A and Class B shareholders. Management received proxies to vote on this resolution as follows:

Class	Outcome	Votes For	Proxy %	Votes Against	Proxy %
Class A shareholders	Carried	101,550,239	Over 99%	104,823	Less than 1%
Class B shareholders	Carried	85,120	100%	Nil	Nil

Election of Directors

All of the directors nominated for election at the meeting were elected by acclamation. Management received proxies from the Class A shareholders to vote for the eight directors nominated for election by the Class A shareholders as follows:

Class	Director	Votes For	Proxy %	Votes Withheld	Proxy %
Class A Shareholders	James J. Blanchard	106,428,461	Over 99%	357,378	Less than 1%
	Julia E. Foster	106,646,967	Over 99%	138,872	Less than 1%
	Philip P. Lind	106,650,494	Over 99%	135,345	Less than 1%
	Roy MacLaren	106,644,433	Over 99%	141,406	Less than 1%
	G. Wallace F. McCain	106,657,256	Over 99%	128,583	Less than 1%
	Jack M. Mintz	106,641,847	Over 99%	143,992	Less than 1%
	Saul Shulman	106,639,412	Over 99%	146,427	Less than 1%
	George S. Taylor	106,655,317	Over 99%	130,522	Less than 1%

All of the proxy votes received by Management from the Class B shareholders were voted for each of the eight directors nominated for election by the Class B shareholders, namely Jack L. Cockwell, J. Trevor Eyton, J. Bruce Flatt, James K. Gray, Lynda C. Hamilton, Robert J. Harding, David W. Kerr and George E. Myhal.

Resolution to Amend the Management Share Option Plan

The resolution to amend the Management Share Option Plan (the “Plan”) to increase the number of Class A Shares which may be issued pursuant to the exercise of options under the Plan by an additional 6,000,000 Class A Shares to a Plan maximum of 12,000,000 Shares was approved by a majority of the Class A shareholders. Management received proxies from the Class A shareholders to vote on this resolution as follows:

Class	Outcome	Votes For	Proxy %	Votes Against	Proxy %
Class A shareholders	Carried	87,253,391	85.8%	14,440,179	14.2%

The Class B shareholders did not vote on the Plan Resolution

Appointment of Auditors

The resolution to reappoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next Annual Meeting of Shareholders and to authorize the directors to fix the remuneration to be paid to the auditors was approved by a majority of the both the Class A and Class B shareholders. Management received proxies to vote on this resolution as follows:

Class	Outcome	Votes For	Proxy %	Votes Withheld	Proxy %
Class A shareholders	Carried	106,664,596	Over 99%	104,593	Less than 1%
Class B shareholders	Carried	85,120	100%	Nil	Nil

There were no other matters coming before the meeting that required a vote by either the Class A or Class B shareholders.

BRASCAN CORPORATION
/s/ "Alan V. Dean"
Alan V. Dean
Senior Vice-President and Secretary

Date:  June 4, 2004